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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                          U.S. FRANCHISE SYSTEMS, INC.

                       (Name of Subject Company (Issuer))

                              USFS ACQUISITION CO.
                                   SDI, INC.
                              HSA PROPERTIES, INC.
                           MERIDIAN ASSOCIATES, L.P.
                                 MICHAEL LEVEN
                                  ANDREA LEVEN
                                 JONATHAN LEVEN
                                  ROBERT LEVEN
                                   ADAM LEVEN
                               STEVEN ROMANIELLO
                          U.S. FRANCHISE SYSTEMS, INC.

                      (Names of Filing Persons (Offerors))
                         ------------------------------

                     CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   902956309
                     (CUSIP Number of Class of Securities)

                   HAROLD S. HANDELSMAN                                       STEPHEN D. ARONSON, ESQ.
                         SDI, INC.                                          U.S. FRANCHISE SYSTEMS, INC.
            200 WEST MADISON STREET, SUITE 3800                            13 CORPORATE SQUARE, SUITE 250
                  CHICAGO, ILLINOIS 60606                                      ATLANTA, GEORGIA 30329
                      (312) 750-8102                                               (404) 235-7463

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                         ------------------------------

                                                       COPIES TO:
                   BRUCE G. WILSON, ESQ.                                       ROBERT B. SCHUMER, ESQ.
                    ADAM R. KLEIN, ESQ.                                        PAUL D. GINSBERG, ESQ.
                    KATTEN MUCHIN ZAVIS                               PAUL, WEISS, RIFKIND, WHARTON & GARRISON
            525 WEST MONROE STREET, SUITE 1600                               1285 AVENUE OF THE AMERICAS
                  CHICAGO, ILLINOIS 60661                                   NEW YORK, NEW YORK 10019-6064
                      (312) 902-5200                                               (212) 373-3000

                         ------------------------------

                           CALCULATION OF FILING FEE

----------------------------------------------------  ----------------------------------------------------
        TRANSACTION VALUATION: $80,869,710.                      AMOUNT OF FILING FEE: $16,174.
----------------------------------------------------  ----------------------------------------------------

* Estimated solely for the purpose of determining the filing fee. This calculation assumes the purchase of all outstanding shares of Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share (collectively, the "Shares"), of U.S. Franchise Systems, Inc. (the "Company"), except for an aggregate of 1,371,317 restricted Shares that are subject to a right of repurchase and forfeiture and 2,408,494 additional Shares owned by the filing persons, at a price per Share of $5.00 in cash. As of October 2, 2000, there were 19,953,753 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:                           Not Applicable
   Form or Registration No.:                         Not Applicable
   Filing Party:                                     Not Applicable
   Date Filed:                                       Not Applicable

     / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          /X/  third-party tender offer subject to Rule 14d-1.

          / /  issuer tender offer subject to Rule 13e-4.

          /X/  going-private transaction subject to Rule 13e-3.

          / /  amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
                             INTRODUCTORY STATEMENT

    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the third-party tender offer by USFS Acquisition Co., a Delaware corporation and wholly owned subsidiary of Pritzker family business interests, to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $0.01 per share, of U.S. Franchise Systems, Inc., a Delaware corporation, at a price of $5.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

    The information in the Offer to Purchase and Letter of Transmittal, including all schedules and exhibits thereto, is incorporated herein by reference in answer to all of the items in this Schedule TO, except as otherwise set forth below.

ITEM 10.  FINANCIAL STATEMENTS.

            Not applicable.

ITEM 12.  EXHIBITS.


(a)(1)(A)         Offer to Purchase dated October 3, 2000.

(a)(1)(B)         Letter of Transmittal.

(a)(1)(C)         Notice of Guaranteed Delivery.

(a)(1)(D)         Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

(a)(1)(E)         Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.

(a)(1)(F)         Guidelines for Certification of Taxpayer Identification on
                  Substitute Form W-9.

(a)(2)-(4)        Not applicable.

(a)(5) Text of press release, dated September 19, 2000, issued by U.S. Franchise Systems, Inc., incorporated by reference to the Schedule TO of USFS Acquisition Co. and SDI, Inc., filed with the Securities and Exchange Commission on September 19, 2000.

(b)               Not applicable.

(c)(1)            Fairness Opinion, dated September 18, 2000, of Banc of
                  America Securities LLC to the Board of Directors of
                  U.S. Franchise Systems, Inc. (included as Annex A to the
                  Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(c)(2)            Materials dated September 18, 2000 presented by Banc of
                  America Securities LLC to the Board of Directors of U.S.
                  Franchise Systems, Inc.

(d)(1) Acquisition Agreement, dated as of September 18, 2000, by and among U.S. Franchise Systems, Inc., SDI, Inc., USFS
                  Acquisition Co., Meridian Associates, L.P. and
                  HSA Properties, Inc., incorporated by reference to
                  Exhibit 2.1 to the Form 8-K of U.S. Franchise Systems, Inc., filed with the Securities and Exchange Commission on September 20, 2000.

(d)(2)            Hawthorn Termination Agreement, dated as of September 18,
                  2000, by and among U.S. Franchise Systems, Inc., Meridian
                  Associates, L.P., HSA Properties, Inc., Michael A. Leven, and Neal K. Aronson, incorporated by reference to
                  Exhibit 10.1 to the Form 8-K of U.S. Franchise Systems,
                  Inc., filed with the Securities and Exchange Commission on September 20, 2000.


(d)(3) Separation Agreement, dated September 18, 2000, by and between U.S. Franchise Systems, Inc. and Neal K. Aronson, incorporated by reference to Exhibit 10.2 to the Form 8-K of U.S. Franchise Systems, Inc., filed with the Securities and
                  Exchange Commission on September 20, 2000.

(d)(4) Employment Agreement, dated as of September 18, 2000, by and between U.S. Franchise Systems, Inc. and Michael A. Leven, incorporated by reference to Exhibit 10.3 to the Form 8-K of U.S. Franchise Systems, Inc., filed with the Securities and
                  Exchange Commission on September 20, 2000.

(d)(5) Employment Agreement, dated as of September 18, 2000, by and between U.S. Franchise Systems, Inc. and Steven Romaniello, incorporated by reference to Exhibit 10.4 to the Form 8-K of U.S. Franchise Systems, Inc., filed with the Securities and
                  Exchange Commission on September 20, 2000.

(d)(6) Exchange Agreement, dated as of September 18, 2000, by and among USFS Acquisition Co., Meridian Associates, L.P., HSA
                  Properties, Inc., Michael A. Leven, Andrea Leven, Jonathan
                  Leven, Robert Leven and Adam Leven, incorporated by reference to Exhibit 99.1 to the Form 8-K of U.S. Franchise
                  Systems, Inc., filed with the Securities and Exchange
                  Commission on September 20, 2000.

(d)(7) Aronson Agreement, dated as of September 18, 2000, by and among USFS Acquisition Co., Meridian Associates, L.P. and
                  Neal K. Aronson, incorporated by reference to Exhibit 99.2 to the Form 8-K of U.S. Franchise Systems, Inc., filed with the Securities and Exchange Commission on September 20,
                  2000.

(f)               Section 262 of the Delaware General Corporation Law
                  (included as Annex B to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)               Not applicable.

(h)               Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2000

                                    SCHEDULE TO AND SCHEDULE 13E-3

                                          USFS ACQUISITION CO.

                                                       By:  /s/ DOUGLAS GEOGA
                                                            -----------------------------------------
                                                            Name Douglas Geoga
                                                            Title  President

                                                       SDI, INC.

                                                       By:  /s/ HAROLD S. HANDELSMAN
                                                            -----------------------------------------
                                                            Name Harold S. Handelsman
                                                            Title  Vice President

                                                       HSA PROPERTIES, INC.

                                                       By:  /s/ HAROLD S. HANDELSMAN
                                                            -----------------------------------------
                                                            Name Harold S. Handelsman
                                                            Title  Vice President

                                                       MERIDIAN ASSOCIATES, L.P.

                                                       By:  Meridian Investment, Inc.,
                                                            its general partner

                                                       By:  /s/ HAROLD S. HANDELSMAN
                                                            -----------------------------------------
                                                            Name Harold S. Handelsman
                                                            Title  Vice President

                                                       /s/ MICHAEL LEVEN
                                                       ---------------------------------------------
                                                       Michael Leven

                                                       /s/ ANDREA LEVEN
                                                       ---------------------------------------------
                                                       Andrea Leven

                                                       /s/ JONATHAN LEVEN
                                                       ---------------------------------------------
                                                       Jonathan Leven

                                                       /s/ ROBERT LEVEN
                                                       ---------------------------------------------
                                                       Robert Leven

                                                       /s/ ADAM LEVEN
                                                       ---------------------------------------------
                                                       Adam Leven

                                                       /s/ STEVEN ROMANIELLO
                                                       ---------------------------------------------
                                                       Steven Romaniello

                                    SCHEDULE 13E-3

                                          U.S. FRANCHISE SYSTEMS, INC.

                                                       By:  /s/ STEPHEN D. ARONSON
                                                            -----------------------------------------
                                                            Name Stephen D. Aronson
                                                            Title  Vice President, General Counsel
                                                                  and Secretary

                               INDEX TO EXHIBITS

EXHIBIT NO.         DESCRIPTION
-----------         -----------
(a)(1)(A)           Offer to Purchase dated October 3, 2000.

(a)(1)(B)           Letter of Transmittal.

(a)(1)(C)           Notice of Guaranteed Delivery.

(a)(1)(D)           Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.

(a)(1)(E)           Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.

(a)(1)(F)           Guidelines for Certification of Taxpayer Identification.

(c)(1)              Fairness Opinion, dated September 18, 2000, of Banc of
                    America Securities LLC to the Board of Directors of U.S.
                    Franchise Systems, Inc. (included as Annex A to the Offer to
                    Purchase filed herewith as Exhibit a(1)(A)).

(c)(2)              Materials dated September 18, 2000 presented by Banc of
                    America Securities LLC to the Board of Directors of U.S.
                    Franchise Systems, Inc.

(f)                 Section 262 of the Delaware General Corporation Law
                    (included as Annex B to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).